SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:   Universal Seismic Associates, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0001 per share.

CUSIP NUMBER:  91382810

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Michael T. Kanarellis
     c/o Technoflex, Inc.
     10000 Memorial, Suite 250
     Houston, Texas  77024
     Tel:  (713) 956-8844
     Fax:  (713) 956-9898

DATE OF EVENT WHICH REQUIRES FILING:  November 11, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  91382810

1.   NAME OF REPORTING PERSON:  Michael T. Kanarellis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  215,900

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  215,900

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  215,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             4.25%

14.  TYPE OF REPORTING PERSON:  IN

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Universal Seismic Associates, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0001 per share.

CUSIP NUMBER:  91382810

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Robert J. Kecseg
     c/o First Research Financial, Inc.
     6210 Beltline Road, Suite 155
     Irving, Texas  75063
     Tel: (214) 714-9380
     Fax: (214) 714-9383

DATE OF EVENT WHICH REQUIRES FILING:  November 11, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  91382810

1.   NAME OF REPORTING PERSON:  Robert J. Kecseg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  37,300

8.   SHARED VOTING POWER: 9,800

9.   SOLE DISPOSITIVE POWER:  37,300

10.  SHARED DISPOSITIVE POWER: 9,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  47,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             .93%

14.  TYPE OF REPORTING PERSON:  IN

     Item 1.   Security and Issuer

          This statement relates to the Common Stock, $0.0001 par value per share (the "Common Stock"), issued by Universal Seismic Associates, Inc., a Delaware corporation
(the "Company"), whose principal executive offices are located at 16420 Park Ten Place, Suite 300, Houston, Texas
77084.

     Item 2.   Identity and Background

          (a)  This statement is filed by Michael T.
Kanarellis and Robert J. Kecseg (together, the "Group
Members"), individuals of United States citizenship.

          (b) The business address of Michael T. Kanarellis is c/o Technoflex, Inc., 10000 Memorial, Suite 250, Houston, Texas 77024. Mr. Kanarellis' present principal occupation is President of Technoflex, Inc., an international marketing services company.

          (c)  The business address of Robert J. Kecseg is
First Research Financial, Inc., 6210 Beltline Road, Suite
155, Irving, Texas 75063. Mr. Kecseg's present principal occupation is Supervisory Analyst at First Research
Financial, Inc., a company that provides financial analysis services.

          (d) Neither of the Group Members has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e) Neither of the Group Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other
               Consideration

          The aggregate amount of funds used by each of the Group Members in making their respective acquisitions of shares of Common Stock is as follows:

          (a) Michael T. Kanarellis acquired an aggregate of 215,900 shares of Common Stock for an aggregate purchase price of $1,009,501.

          (b)  Robert J. Kecseg acquired, directly or
indirectly, an aggregate of 89,800 shares of Common Stock for an aggregate purchase price of $311,401.90. Mr. Kecseg has sold 42,700 of such shares of Common Stock on various dates, including certain shares with respect to which he shares voting and dispositive power. Mr. Kecseg beneficially owns, as of the date hereof, 47,100 shares of Common Stock.

          The shares of Common Stock purchased by Michael T.
Kanarellis and Robert J. Kecseg were purchased with their respective personal funds.

     Item 4.   Purpose of Transaction

          Each of Messrs. Kanarellis and Kecseg acquired his shares of Common Stock for investment purposes.

          Messrs. Kanarellis and Kecseg, beneficially owning in the aggregate approximately 5.17% of the issued and outstanding shares of the Company's Common Stock as of the date of this filing (see Item 5 hereof), agreed to form the Group for the purpose of reviewing potential responses to the Company's deteriorating financial performance and the decline of the trading price of the Company's Common Stock. The Group Members are dissatisfied with recent actions of the current Board of Directors and management of the Company. In particular, the Group Members believe that the expiration on September 30, 1996 of the letter of intent, dated August 1, 1996 (the "Letter of Intent"), between the Company and SUELOPETROL c.a., of Caracas, Venezuela ("Suelopetrol"), which provided for the proposed merger of Suelopetrol with the Company (the "Merger"), was the responsibility of the Board and the Company's management. Although the Company has stated that it is continuing to discuss the terms of the Merger with Suelopetrol, the Group Members believe that the expiration of the Letter of Intent and the Company's apparent failure to conduct a complete and intensive review of the condition (financial and otherwise) and operations of Suelopetrol have seriously jeopardized the likelihood of the consummation of the Merger. In the opinion of the Group Members, the consummation of the Merger is essential for the Company's future viability.

          The potential responses under consideration by the Group Members include the following: (i) obtaining an order of the Delaware Court of Chancery to compel the Board of Directors to call an annual meeting of stockholders pursuant to Section 211(c) of the Delaware General Corporation Law ("Delaware Law") and Article II, Section 2.3 of the Company's By-laws, (ii) calling a special meeting of stockholders pursuant to Section 211(d) of Delaware Law and
Article II, Section 2.4 of the Company's By-laws to remove at least a majority of the current Board members and (iii) soliciting the written consent of the Company's stockholders in lieu of a special meeting to remove at least a majority of the current Board members pursuant to Section 228 of Delaware Law and Article II, Section 2.8 of the Company's By-laws. In the event that the Group Members choose to compel the current Board to call an annual meeting, the Group Members may solicit proxies from the Company's stockholders to elect a slate of directors in opposition to certain or all members of the slate nominated by Company management. In the event that the Group Members choose to call a special meeting of stockholders or act by written consent, the Group Members expect that they will solicit proxies from the Company's stockholders to remove at least a majority of the current Board.

          In the event that the Group Members succeed in replacing the current Board of Directors of the Company, they intend to recommend that the Company recommence negotiations with Suelopetrol and that the Company continue its due diligence review and seek to consummate a transaction between the Company and Suelopetrol on favorable terms and conditions. However, there can be no assurances that such a transaction will be consummated or that it will be on terms as favorable to the Company as set forth in the Letter of Intent. In the event that the Group succeeds in replacing the current Board of Directors, the Group would also recommend that the reconstituted Board consider replacing the current senior management of the Company.

          The Group Members intend to discuss their dissatisfaction with the current Board of Directors and Company management with certain other Company stockholders who share their concerns, subject to applicable law, and will amend this Schedule 13D in the event that any of such stockholders becomes a Group Member.

          The Group Members intend to continually assess the market for the Common Stock, as well as the Company's financial position and operations. The Group Members do not have plans to acquire additional shares of Common Stock at the present time, but may determine to acquire additional shares in the future depending on, among other things, the prevailing market price of the Common Stock and their decision as to whether to engage in a proxy contest with the Company's Board of Directors. The Group Members may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock owned by them, depending upon a continuing assessment and upon future developments. In making any such determination, the Group Members will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Group Members and, while currently there are no plans to do so, possibly in combination with others.

          Except as set forth above, the Group Members do not have any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d)  Any material change in the present
capitalization or dividend policy of the Company;

          (e) Any other material change in the Company's business or corporate structure;

          (f) Changes in the Company's charter, By-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (i) Any action similar to any of those enumerated above.

          Although, except as disclosed herein, the Group Members have no plans or proposals to engage in any of the transactions specified in paragraphs (a) through (i) of this
Item 4, one or more of the Group Members may consider one or more of such transactions in the future depending upon factors including, but not limited to, the market for the Company's Common Stock, the Company's prospects, alternative investment opportunities, general economic, business and monetary conditions, as well as other factors deemed relevant from time to time.

     Item 5.   Interest in Securities of the Issuer

          (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 5,083,901 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 1996, as reported by the Company in its Form 10-K for the period ending June 30, 1996, filed with the Commission on October 29, 1996.

As of the date of this statement:

          (i) Michael T. Kanarellis is the beneficial owner of 215,900 shares of Common Stock, which represented approximately 4.25% of the issued and outstanding number of shares of Common Stock as of September 30, 1996.

         (ii) Robert J. Kecseg is the beneficial owner of 47,100 shares of Common Stock, which represented approximately .93% of the issued and outstanding shares of Common Stock as of September 30, 1996.

         (iii)  In the aggregate, the Group Members
beneficially own a total of 263,000 shares of Common Stock, which represented approximately 5.17% of the issued and outstanding shares of Common Stock as of September 30, 1996.

          (b) Michael T. Kanarellis has the sole power to vote and dispose of the shares beneficially owned by him. Robert J. Kecseg has the sole power to vote and dispose of 37,300 of the shares beneficially owned by him. Mr. Kecseg shares the power to vote and dispose of 1,000 shares beneficially owned by him with Wendy Kecseg, his wife. Mrs. Kecseg's residential address is 5 Brookfield Court, Trophy Club, Texas 76262. Mrs. Kecseg is not presently employed. Mr. Kecseg shares the power to vote and dispose of 7,800 shares beneficially owned by him with Robert Myer. Mr. Myer's business address is c/o NAP Group, 1701 Directors Blvd., Austin, Texas 78744. Mr. Myer's principal occupation is the President of NAP Group, an insurance agency. Mr. Kecseg shares the power to vote and dispose of 1,000 shares beneficially owned by him with L.J. Moser. Mr. Moser's business address is c/o Moser Foods, Inc., 1038 East Main Street, Mesa, Arizona 85203. Mr. Moser is the President of Moser Foods, Inc., a restaurant company. None of Mrs. Kecseg, Mr. Myer or Mr. Moser has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of such persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) Mr. Kanarellis sold an aggregate of 8,000 shares of Common Stock owned by him on October 18, 1996, for an aggregate price of $53,250. Mr. Kecseg purchased 1,000 shares of Common Stock on November 11, 1996, for $4,217.

          (d) No person other than each respective owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

          (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          Michael T. Kanarellis was actively involved in the introduction of the Company and Suelopetrol, and was closely involved in facilitating the negotiation of the proposed Merger. While Mr. Kanarellis has no formal understanding with either the Company or Suelopetrol with respect to compensation for such services, he expects that in the event of the consummation of the Merger he would be compensated by one or both of the Company or Suelopetrol.

          Robert J. Kecseg provides investment advice to certain other stockholders of the Company who, in the aggregate, hold approximately 15% of the issued and outstanding shares of Common Stock. In such connection, Mr. Kecseg has recommended the purchase of securities of the Company for their own accounts and advised his clients on the conversion of certain of such securities. Mr. Kecseg disclaims any dispositive or voting power over the shares of Common Stock owned by such stockholders, and, accordingly, disclaims beneficial ownership of all such shares of Common Stock. Nevertheless, Mr. Kecseg acknowledges that the holders of Common Stock advised by him may be likely to vote their respective shares of Common Stock in a manner he advises.

          Item 7.   Material to be Filed as Exhibits

          Not applicable.

                           Signature


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 12, 1996

                                    Michael T. Kanarellis
                                    -----------------------
                                    Michael T. Kanarellis


                                    Robert J. Kecseg
                                    -----------------------
                                    Robert J. Kecseg